As filed with the Securities and Exchange Commission on May 1, 2020
Registration No. 333-235805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DraftKings Inc.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	7990	84-4052441
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

222 Berkeley Street, 5th Floor
Boston, Massachusetts 02116
(617) 986-6744
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

R. Stanton Dodge
222 Berkeley Street, 5th Floor
Boston, Masachusetts 02116
(617) 986-6744
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:
Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Tel: (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement is declared effective.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒
Registration No. 333-235805
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
☐

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 (the “Amendment”) to the registrant’s Registration Statement on Form S-4 (the “Registration Statement”) is filed pursuant to Rule 462(d) solely to add exhibits with respect to such Registration Statement. The sole purpose of the Amendment is to furnish Exhibit 101 to the Registration Statement. Exhibit 101 provides the financial statements and related notes formatted in XBRL (eXtensible Business Reporting Language).
Item 21.   Exhibits and Financial Statement Schedules
Exhibit No.	Description
2.1†*	Business Combination Agreement, dated as of December 22, 2019, among DraftKings Inc., SBTech (Global) Limited, SBTech’s shareholders, Diamond Eagle Acquisition Corp., DEAC NV Merger Corp. and a wholly-owned subsidiary of DEAC (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).
2.2*	Form of Stockholders Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).
2.3*	Agreement and Plan of Merger, dated as of March 12, 2020, by and among Diamond Eagle Acquisition Corp. and DEAC NV Merger Corp. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex I).
2.4*	Amendment No. 1 to Business Combination Agreement, dated as of April 7, 2020, among DraftKings Inc., SBTech (Global) Limited, SBTech’s shareholders, Diamond Eagle Acquisition Corp., DEAC NV Merger Corp. and a wholly-owned subsidiary of DEAC (attached to the proxy statement/ prospectus which forms a part of this registration statement as Annex J).
3.1*	Articles of Incorporation of DEAC NV Merger Corp.
3.2*	Bylaws of DEAC NV Merger Corp.
3.3*	Form of Amended and Restated Articles of Incorporation of New DraftKings (attached as Annex E to the proxy statement/prospectus which forms part of this registration statement).
3.4*	Form of Amended and Restated Bylaws of New DraftKings (attached as Annex F to the proxy statement/prospectus which forms part of this registration statement).
4.1*	Specimen Class A Common Stock Certificate of New DraftKings.
4.2*	Warrant Agreement, dated May 10, 2019, by and between Diamond Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of Diamond Eagle Acquisition Corp.’s Current Report on Form 8-K filed on May 14, 2019).
5.1*	Opinion of Greenberg Traurig, LLP as to the validity of the shares of New DraftKings common stock.
8.1*	Opinion of Winston & Strawn LLP as to certain tax matters.
10.1*	Form of DraftKings Inc. 2020 Incentive Award Plan (attached as Annex G to the proxy statement/prospectus which forms part of this registration statement).
10.2*	Form of Subscription Agreement, dated December 22, 2019, by and between Diamond Eagle Acquisition Corp. and the undersigned subscriber party thereto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C).
10.3*	Executive Employment Agreement, dated May 30, 2019, between DraftKings Inc. and Jason Park.
10.4*	Form of DraftKings Inc. Employee Stock Purchase Plan (as attached as Annex H to the proxy statement/prospectus which forms a part of this registration statement).
10.5*†**	Agreement for the Provision of a Sports Betting Solution (“License Agreement”), between Sports Information Services Limited and Crown Gaming Inc., dated as of June 19, 2018.
10.6*†**	Addendum to License Agreement, between Sports Information Services Limited and Crown Gaming Inc., dated as of August 22, 2019.

Exhibit No.	Description
10.7*	Amended and Restated Loan and Security Agreement (the ‘‘LSA’’), dated October 21, 2016, by and between DraftKings Inc. and Pacific Western Bank.
10.8*	First Amendment to the LSA, dated July 28, 2017, by and between DraftKings Inc. and Pacific Western Bank.
10.9*	Second Amendment to the LSA, dated December 28, 2017, by and between DraftKings Inc. and Pacific Western Bank.
10.10*	Third Amendment and Joinder to the LSA, dated July 3, 2018, by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank.
10.11*	Fourth Amendment to the LSA, dated December 19, 2018, by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank.
10.12*	Fifth Amendment to the LSA, dated March 28, 2019 by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank.
10.13*	Sixth Amendment to the LSA, dated August 15, 2019, by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank.
23.1*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Diamond Eagle Acquisition Corp.
23.2*	Consent of BDO USA, LLP, independent registered public accounting firm of DraftKings Inc.
23.3*	Consent of Ziv Haft, CPA (Isr.), a BDO Member Firm, independent registered public accounting firm of SBTech (Global) Limited.
23.4*	Consent of Greenberg Traurig, LLP, (included as part of Exhibit 5.1).
23.5*	Consent of Winston & Strawn LLP (included as part of Exhibit 8.1).
24.1+	Power of Attorney.
99.1*	Form of Preliminary Proxy Card.
99.2*	Consent of Michael Gavin Isaacs.
99.3*	Consent of Matthew Kalish.
99.4*	Consent of Woodrow H. Levin.
99.5*	Consent of Paul Liberman.
99.6*	Consent of Shalom Meckenzie.
99.7*	Consent of Ryan R. Moore.
99.8*	Consent of Steven J. Murray.
99.9*	Consent of Hany M. Nada.
99.10*	Consent of Jason D. Robins.
99.11*	Consent of Richard Rosenblatt.
99.12*	Consent of John S. Salter.
99.13*	Consent of Harry E. Sloan.
99.14*	Consent of Marni M. Walden.
101.INS+	XBRL Instance Document
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*
Previously filed.

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

**
Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

+
Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 1st day of May, 2020.
DraftKings Inc.
By:	/s/ R. Stanton Dodge
Name: R. Stanton Dodge
Title: Chief Legal Officer and Secretary
Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on the 1st day of May, 2020.
Name	Position	Date
* Jason D. Robins	Chief Executive Officer and Chairman (Principal Executive Officer)	May 1, 2020
* Jason K. Park	Chief Financial Officer (Principal Financial and Accounting Officer)	May 1, 2020
* Harry Evans Sloan	Vice Chairman	May 1, 2020
* Michael Gavin Isaacs	Director	May 1, 2020
* Matthew Kalish	Director	May 1, 2020
* Woodrow H. Levin	Director	May 1, 2020
* Paul Liberman	Director	May 1, 2020
* Shalom Meckenzie	Director	May 1, 2020
* Ryan R. Moore	Director	May 1, 2020
* Steven J. Murray	Director	May 1, 2020

Name	Position	Date
* Hany M. Nada	Director	May 1, 2020
* Richard Rosenblatt	Director	May 1, 2020
* John S. Salter	Director	May 1, 2020
* Marni M. Walden	Director	May 1, 2020
* By: /s/ R. Stanton Dodge R. Stanton Dodge As Attorney-in-Fact